Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

August 14, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on August 14, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

August 14, 2025

SCHEDULE “A”

DIGI POWER X REPORTS SOLID MID-YEAR FINANCIAL POSITION, REMOVAL OF
‘GOING CONCERN’ RISK AND POSITIVE ADJUSTED EBITDA IN Q2 2025

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – August 14, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company specializing in Tier 3 AI data centers, high-performance computing and sustainable digital asset operations, today announced its unaudited financial results for the three and six months ended June 30, 2025 (all amounts in U.S. dollars, unless otherwise indicated). The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the three and six-month period ended June 30, 2025, have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR+ at www.sedarplus.ca and are also available on the SEC’s EDGAR website at www.sec.gov/edgar.

Q2 Highlights

●	Going Concern Removed – Significant balance sheet improvements have eliminated the “going concern” risk previously disclosed in financial statements.

●	Positive Adjusted EBITDA* achieved in Q2 2025, representing a major milestone toward sustainable profitability.

●	Positive Working Capital Position.

●	Capital Raises – $6.6 million private placement + $4.5 million from warrant exercises = $12.9 million in Q2 2025.

●	No long-term debts – Eliminated all loans payable and reduced accounts payable by more than $3.6 million since year-end 2024.

●	Colocation revenue for the first six months of 2025 climbed to $9.57 million, a 163% increase year-over-year.

Strategic & Operational Updates

●	First B200 GPU Cluster Deployment on Track – In partnership with Super Micro Computers, Inc. (SMCI), the Company remains on schedule to have its first NVIDIA B200 GPU cluster fully operational by Q1 2026, marking a major milestone in its AI infrastructure roadmap.

●	Advanced AI Customer Discussions – The Company is in advanced discussions with multiple AI customers to secure long-term infrastructure contracts, which are expected to increase revenue growth once finalized.

●	Increased Energy Sales Revenue – Energy sales grew 127% year-over-year in Q2 2025 to $5.7 million, monetizing power assets alongside core colocation services.

●	Operational Streamlining – Reduced cost of revenue and depreciation expenses by over $6.3 million compared to the first half of 2024, positioning the Company for improved margins ahead.

Current Financial Position

●	Strong Liquidity Position – As of today, Digi Power X holds over $30 million in cash, Bitcoin, Ethereum and cash equivalents, its strongest liquidity position in company history.

●	Post-Quarter Capital Boost – Subsequent to quarter-end, the Company raised an additional $1.83 million through warrant exercises.

“The removal of the going concern risk and our achievement of over $30 million in cash and equivalents, including holdings of approximately 80 Bitcoin and 715 Ethereum, is a transformational moment for Digi Power X,” said Michel Amar, Chief Executive Officer of the Company. “We now have the financial strength and operational momentum to capitalize on the rapidly expanding AI infrastructure market, with our first NVIDIA B200 GPU cluster set to go live in Q1 2026 and a pipeline of AI infrastructure contracts in advanced negotiations.”

Looking ahead

The Company expects continued strength in colocation and AI infrastructure deployments in the second half of 2025, supported by rising demand from enterprise AI, fintech and data-intensive sectors. Strong partnerships and enhanced liquidity position Digi Power X to pursue larger-scale projects, including planned expansions in Alabama and North Carolina.

Digi Power X expects:

●	Multiple AI customer contracts to be signed in Q4 2025

●	First B200 GPU cluster operational in Q4 2025/Q1 2026

●	Continued colocation and AI infrastructure growth supported by strong partnerships and expanded capacity

Operations Update

The Company currently operates with approximately 100MW of available power across its three sites and is working to expand its capacity to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic expansion through targeted acquisitions.

At-the-Market Financing Update

On May 30, 2025, the Company entered into an at-the-market sales agreement with A.G.P./Alliance Global Partners as sales agent (the “Agent”), pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through June 30, 2025, the Company issued 806,291 subordinate voting shares in exchange for gross proceeds of $1,759,800, at an average share price of $2.13, and received net proceeds of $1,715,597 after paying commissions of $44,203 to the Agent.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the timeline for implementing its strategic plans, including as part of its various partnerships; the strength of demand for AI-related and colocation services; the issuance of a patent in respect of the ARMS system, deployment of the NVIDIA Blackwell 200 GPUs and the timing for and impact of that deployment potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: results of provisional utility patent application are uncertain and may not result as anticipated by Company, including the issuance of a nonprovisional utility patent, which may not occur on a timely basis or at all; delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company, or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

* ADJUSTED EBITDA – NON-IFRS MEASURE

Adjusted EBITDA is a non-IFRS financial measure and should be read in conjunction with and should not be viewed as an alternative to or replacement of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and in the table below.

The following table provides a reconciliation of net income to Adjusted EBITDA for the first two quarters of 2025:

	Q2 2025	Q1 2025
	$	$
Loss before other items	(10,385,750)	(1,688,532)
Taxes and Interest	20,390	(6,923)
Depreciation	1,573,691	2,172,791
Revaluation of warrant liabilities	3,431,921	(2,919,893)
FX	3,538,930	63,294
FV Changes	(450,288)	109,966
Share based compensation	2,069,041	1,038,785
Adjusted EBITDA	248,223	(1,340,478)

(U.S.$ in thousands except per share data)	Six Months Ended
	June 30 2025	June 30 2024
Revenue from digital currency mining	2,161	9,779
Revenue from colocation services	9,570	3,637
Revenue from sale of electricity	-	6,283
Revenue from sale of energy	5,657	2,490
Cost of sales	(15,252)	(17,177)
Depreciation and amortization	(3,746)	(7,903)
Gross profit (loss)	(1,611)	(2,890)
General and administrative and other expenses	(3,886)	(2,262)
Foreign exchange	(3,602)	2,003
Gain on disposition of cryptocurrencies	654	271
Change in FV of loan payable and salaries payable	(283)	(20)
Other Income	-	14
Share based compensation	(3,108)	(750)
Gain on revaluation of digital currencies	286	49

Operating loss	(11,549)	(3,586)
Revaluation of warrant liabilities	(512)	3,682
Net financial expenses	(13)	(17)
Net loss before income taxes	(12,074)	79
Deferred tax (expense) recovery	-	-
Net income (loss) for the year	(12,074)	79
Foreign currency translation adjustment	3,205	(1,847)
Revaluation of digital currency, net of tax	-	-
Total comprehensive income (loss) for the year	(8,869)	(1,768)
Basic and diluted income (loss) per share	(0.34)	0.00
Weighted average number of subordinate voting shares outstanding – diluted	35,799,779	29,297,364